SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File Number: 1-13163

A.                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Res-Care, Inc. Retirement Savings Plan

for Puerto Rico Employees

B.                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky 40223

RES-CARE, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered
Public Accounting Firm Thereon)

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Plan Administrator
Res-Care, Inc. Retirement Savings Plan for Puerto Rico Employees

We have audited the accompanying statements of net assets available for benefits of the Res-Care, Inc. Retirement Savings Plan for Puerto Rico Employees (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mountjoy Chilton Medley LLP

Louisville, Kentucky
June 28, 2010

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS

Investments, at fair value	$1,460,670	$1,152,353
Participant loans	183,393	199,120

	1,644,063	1,351,473
Receivables:
Employer’s contribution	131	—
Participants’ contribution	131	—

	262	—

Net assets available for benefits at fair value	1,644,325	1,351,473

Adjustment from fair value to contract value for fully benefit responsive investment contracts	—	48,554

Net assets available for benefits	$1,644,325	$1,400,027

See accompanying independent auditor’s report and notes to financial statements

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2009

Additions To Net Assets Attributed To:
Investment income:
Net appreciation in fair value of investments	$77,391
Interest and dividends	44,312
121,703
Contributions:
Employer	86,394
Participants’	112,094

198,488

Total additions	320,191

Deductions From Net Assets Attributed To:
Benefits paid	56,993
Administrative expenses	18,900

Total deductions	75,893

Net increase	244,298

Net Assets Available For Benefits:

Beginning of Year	1,400,027

End of Year	$1,644,325

See accompanying independent auditor’s report and notes to financial statements

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A—DESCRIPTION OF PLAN

The following description of the Res-Care, Inc. Retirement Savings Plan for Puerto Rico Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — Effective January 1, 1996, the Plan was adopted as a defined contribution plan covering certain employees of Res-Care, Inc. (the Company) employed in Puerto Rico who work 1,000 hours or more during a calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Trustee and Custodian — Banco Popular de Puerto Rico (Trustee), a local financial institution in Puerto Rico, serves as the Trustee for the Plan due to local requirements regarding benefit disbursements. Effective September 22, 2007, the Plan appointed Orchard Trust Company, LLC (Custodian) as the custodian and Great-West Life Retirement Services as recordkeeper of the Plan.

Contributions — Each year, participants may contribute up to the lesser of 10 percent of pretax annual compensation or $8,000, as defined in the Plan. The Company provides a discretionary contribution. In 2009, the Company matched 100 percent of the first 3 percent and 50 percent of the next 2 percent of base compensation that a participant contributed to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants are immediately vested in their contributions and the Company matching contributions plus actual earnings thereon.

Participants’ Accounts — Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) investment earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1 percent. Principal and interest are paid ratably through payroll deductions at each regular pay period.

Payment of Benefits — Upon termination of service, a participant may elect to receive a lump-sum amount in cash equal to the value of the participant’s vested interest in his or her account, or a direct rollover into another qualified plan. Benefits are also paid upon retirement, death or disability.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009

NOTE A—DESCRIPTION OF PLAN—CONTINUED

Forfeitures — Any forfeitures of terminated participants’ nonvested accounts are available to reduce the amount of employer matching contributions or for payment of proper Plan expenses. For these purposes, all Trust Fund earnings and net gain or loss attributable to forfeiture shall be treated as part of that forfeiture. During 2009, employer contributions recorded on the Statement of Changes in Net Assets Available for Benefits were reduced $14 by forfeitures. However, there were no Plan expenses paid by forfeitures. There were no forfeitures available as of December 31, 2009.

NOTE B—SIGNIFICANT ACCOUNTING POLICIES

Following are the significant accounting policies followed by the Plan.

Basis of Presentation — The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.

Adoption of New Accounting Standards — In June 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, entitled The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (GAAP).  In substance, SFAS No. 168 makes the FASB Accounting Standards Codification (ASC) the sole source of authoritative accounting technical literature for nongovernmental entities.  All accounting guidance that is not included in the ASC now is considered to be non-authoritative. The ASC is effective for interim and annual reporting periods ending after September 15, 2009. The Plan adopted the ASC upon issuance, with no material impact to the financial statements.

In April 2009, the FASB issued guidance that reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. It also emphasizes the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance also expands disclosures and requires that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. This guidance is effective for periods ending after June 15, 2009. The adoption did not have a material impact on the Plan’s financial statements.

In September 2009, the FASB issued guidance which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, and pooled separate accounts).  This guidance also requires additional disclosures of the attributes of these investments. The guidance is effective for periods ending after December 15, 2009.  The adoption did not have a material impact on the Plan’s financial statements.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

In January 2010, the FASB issued guidance which expands the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statements.

Valuation of Investments and Income Recognition — The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Shares of mutual funds are valued at published market prices, which represent the net asset value (NAV) of shares held by the Plan at year end. The Plan’s investment in the Great-West Life & Annuity Insurance Company Group Fixed Deferred Annuity Contract is reported at fair value, which equals contract value, by discounting the related cash flows based on the guaranteed yield to maturity of the contract.

Res-Care, Inc. common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Res-Care, Inc. common stock but rather own an interest in the unitized fund.  The fund consists of common stock and cash sufficient to meet the fund’s daily cash needs.  Unitizing the fund allows for daily trades.  The value of a unit reflects the combined value of the Res-Care, Inc. common stock and cash held by the fund.  The common stock is valued at its published market price on the last business day of the Plan year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  At December 31, 2008, the Plan invested in investment contracts through a common/collective trust fund. The Statement of Net Assets Available for Benefits at December 31, 2008 presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Participant loans are valued at their outstanding balances, which approximates fair value.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

Administration of Plan Assets — The Plan’s assets are held by the Custodian. Contributions are managed by the Trustee, which invests cash received, interest and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the participant loans, which is reimbursed to the Trustee through contributions as determined by the Company.

Payment of Benefits — Benefits are recorded when paid.

Risks and Uncertainties — The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Subsequent Events — The Plan’s management evaluated subsequent events through the date on which the financial statements were available to be issued and no additional disclosures were required except as disclosed in Note J.

Reclassifications — Certain amounts in the 2008 Statement of Net Assets Available for Benefits have been reclassified to conform to the 2009 presentation.  The reclassifications have no impact on net assets available for benefits.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009

NOTE C—INVESTMENTS

The following table represents the individual investments which exceed 5 percent of the Plan’s net assets available for benefits at December 31, 2009 and 2008:

	2009	2008
Interest in common/collective trust fund (at contract value):
U.S. Bank Stable Asset Fund	$—	$677,266

Mutual funds (at fair value):
American Century Ginnie Mae Adv. Fund	237,934	—
T. Rowe Price Mid Cap Growth Fund	177,658	Less than 5%
Columbia Value and Restructuring Fund Class Z	103,032	—
Columbia Balanced Fund Class Z	91,863	—
Federated G N M A Fund Institutional Service Shares	—	256,829
T. Rowe Price Equity Income Fund	—	72,104

Interest in fixed annuity contract (at fair value):
Key Guaranteed Portfolio Fund	744,152	—

Participant loans (at fair value)	183,393	199,120

During 2009, the Plan’s investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows:

Interest in common/collective trust fund:
U.S. Bank Stable Asset Fund	$7,083

Mutual funds:
American Century Ginnie Mae Adv. Fund	901
American Funds EuroPacific Growth Fund Class A	1,151
American Funds Growth Fund of America Class A	2,140
Columbia Balanced Fund Class Z	18,427
Columbia Large Cap Index Class Z	2,342
Columbia Value and Restructuring Fund Class Z	31,579
Eaton Vance Dividend Builder Fund Class A	116
Federated G N M A Fund Institutional Service Shares	2,356
First American Investment Funds Equity Index Class Y	(521)
Franklin Managed Trust Rising Dividends Fund	(75)
Lord Abbett Small Cap Value Fund Class A	2,390
M F S Total Return Fund Class A	(2,780)
T. Rowe Price Equity Income Fund	(6,841)
T. Rowe Price Mid Cap Growth Fund	28,095

Res-Care, Inc. Common Stock Fund	(8,972)

$77,391

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009

NOTE D—INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2009, the Plan entered into a group annuity contract with Great West Life & Annuity Insurance Company (Great West) through the Key Guaranteed Portfolio Fund (KGPF).  Great West maintains the contributions in its general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The interest crediting rate is based on the earnings of the underlying investments compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions.  The interest crediting rate is reset on a quarterly basis. The 2009 annualized net rate of return for the KGPF was 3 percent.

NOTE E—FAIR VALUE MEASUREMENT

ASC 820-10, Fair Value Measurements (ASC 820-10), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820-10 are described below:

Level 1           Quoted prices in active markets for identical securities.

Level 2           Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3           Significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009

NOTE E—FAIR VALUE MEASUREMENT—CONTINUED

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds	$685,009	$—	$—	$685,009
Common stock fund	31,509	—	—	31,509
Fixed annuities	—	744,152	—	744,152
Participant loans	—	—	183,393	183,393

Total assets at fair value	$716,518	$744,152	$183,393	$1,664,063

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$487,160	$—	$—	$487,160
Common stock fund	36,481	—	—	36,481
Common/collective trusts	—	628,712	—	628,712
Participant loans	—	—	199,120	199,120

Total assets at fair value	$523,641	$628,712	$199,120	$1,351,473

Level 3 Assets
Year Ended December 31, 2009
Participant
loans
Balance, beginning of year	$199,120
Purchases, sales, issuances and settlements, net	(15,727)

Balance, end of year	$183,393

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009

NOTE F—RELATED PARTY TRANSACTIONS

At December 31, 2009 and 2008, Plan assets totaling $31,509 and $36,481, respectively, were invested in the Res-Care, Inc. Common Stock Fund (the Fund) which invests in the common stock of Res-Care, Inc., a related party.  At December 31, 2009 and 2008, the Fund’s investment in Res-Care, Inc. common stock approximated 90 percent with remaining Fund investments consisting of a cash reserves fund.  In addition, certain administrative functions are provided by the Company at no cost to the Plan and certain administrative costs incurred by the Plan are paid by the Company. These transactions qualify as party-in-interest transactions.

NOTE G—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

NOTE H—INCOME TAXES

A determination letter dated January 1, 2004 has been received from the Internal Revenue Service stating that the Plan and the related trust qualified under the Internal Revenue Code (IRC) and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.  Accordingly, a provision for federal income taxes has not been made.

NOTE I—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Net assets available for benefits per the financial statements	$1,644,325	$1,400,027
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	48,554

Net assets available for benefits per the Form 5500	$1,644,325	$1,351,473

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009

NOTE I—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500—CONTINUED

The following is a reconciliation of net increase per the financial statements to net income per the Form 5500 for the year ended December 31, 2009:

Net increase per the financial statements	$244,298
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	48,554

Net income per the Form 5500	$292,852

NOTE J—SUBSEQUENT EVENT

In December 2009, the Company exercised its right under the Plan agreement to discontinue its matching contributions to the Plan effective January 1, 2010.

SUPPLEMENTARY SCHEDULE

RES-CARE, INC.

RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 61-0875371   Plan: 003

December 31, 2009

	Identity of Issue, Borrower,		Current
(a)	Lessor, or Similar Party (b)	Description of investment (c)	Value (e)

	Orchard Trust Company, LLC	American Century Ginnie Mae Adv. Fund - 22,278 shares	$237,934
	Orchard Trust Company, LLC	American Funds EuroPacific Growth Fund Class A — 1,101 shares	42,223
	Orchard Trust Company, LLC	American Funds Growth Fund of America Class A — 339 shares	9,270
	Orchard Trust Company, LLC	Columbia Balanced Fund Class Z -3,852 shares	91,863
	Orchard Trust Company, LLC	Columbia Large Cap Index Class Z — 499 shares	10,733
	Orchard Trust Company, LLC	Columbia Value and Restructuring Fund Class Z — 2,408 shares	103,032
	Orchard Trust Company, LLC	Eaton Vance Dividend Builder Fund Class A — 65 shares	627
	Orchard Trust Company, LLC	Lord Abbett Small Cap Value Fund Class A — 469 shares	11,669
	Orchard Trust Company, LLC	T. Rowe Price Mid Cap Growth Fund — 3,799 shares	177,658
	Great West Life & Annuity	Key Guaranteed Portfolio Fund	744,152
*	Orchard Trust Company, LLC	Res-Care, Inc. Common Stock — 1,915 units	31,509
*	Participant Loans	Interest rates 4.25% - 9.25% per annum, various maturities	183,393

			$1,644,063

* Denotes party-in-interest

Cost information (column (d)) is not required due to Plan being participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RES-CARE, INC. RETIREMENT SAVINGS
PLAN FOR PUERTO RICO EMPLOYEES

	By:	/s/ Ralph G. Gronefeld, Jr.
Ralph G. Gronefeld, Jr.
President and Chief Executive Officer
Res-Care, Inc.

	By:	/s/ David W. Miles
David W. Miles
Executive Vice President and
Chief Financial Officer
Res-Care, Inc.

Date: June 29, 2010

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm